Shareholder Rebuttal to Merck’s Opposition Statement
(Proposal #7)

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington, DC 20549

NAME OF REGISTRANT: MERCK & CO., INC.
NAME OF PERSON RELYING ON EXEMPTION: HEARTLAND INITIATIVE, INC.
ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. BOX 369, MICHIGAN CITY, IN 46361

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal #7 – Report on Conducting Business in Conflict-Affected Areas

Heartland Initiative, Inc., the Proponent, is concerned that our Company appears to have no specific policy or procedure in place to detect and evaluate the consequences of instances in which Company practice in conflict areas, including situations of occupation, may be aligned to practices of states that are contrary to corporate policy and international law.

The proposal requests that:

Merck assess and report to shareholders, at reasonable expense and excluding proprietary information, on the company’s approach to mitigating the heightened ethical and business risks associated with procurement, investment, and other business activities in conflict-affected areas other than areas already addressed through its conflict minerals policy, including situations of belligerent occupation. In particular, the report should assess whether additional policies are needed to supplement Merck’s Human Rights Policy and Code of Business Conduct to avoid directly or indirectly aiding or acquiescing to violations of international humanitarian law committed by occupying forces, such as:
●	The transfer of protected persons from, or their forced displacement within, an occupied territory;
●	The transfer of parts of an occupying power’s population into an occupied territory;
●	The destruction and appropriation of property in an occupied territory, not justified by military necessity and carried out unlawfully and wantonly;
●	The vesting of rights of ownership, possession or use of such property in an occupying power’s civilian public bodies or nationals;
●	The establishment of legal entities or undertakings in an occupied territory for the primary benefit of the occupying power’s nationals; and
●	The extraction of minerals or other non-renewable resources in an occupied territory for the benefit of the occupying power or its nationals.

Merck’s Opposition Statement states the following arguments against the Proposal:

●
The proposal is unnecessary because the concerns raised by the proponent, as they pertain to our business, are meaningfully addressed through our policies and practices currently in place which are reviewed and updated on an ongoing basis, which include:

o	Public Policy on Human Rights
o	Human Resources Policy
o	Labor and Human Rights Policy
o	Conflict Minerals Policy
o	Code of Conduct
o	Business Partner Code of Conduct
o	Modern Slavery Act Statement, California Transparency in Supply Chains Act Statement
o	Signatory to the United Nations Global Compact
●	Our Company’s Executive Committee is responsible for ensuring that governance processes are in place to provide oversight of the implementation and execution of these corporate policies.
●
To the extent that our operations in and transactions with conflict-affected areas create potential legal risk due to trade sanctions targeting such areas, we are addressing such risk through a robust and detailed internal compliance program for compliance with all applicable trade sanctions.

The Proponent’s Rebuttal and Reasons for a YES Vote:

1.
The concerns of the proponent are not adequately addressed through our Company’s current practices and policies. The Executive Committee should provide clear guidance on the specific, often-overlooked risks inherent in business activities in or with conflict-affected areas, particularly occupied territories.

As shareholders, we are proud of our Company’s robust social responsibility and human rights policies and its record to date. Our resolution is not intended to criticize our Company’s existing practices and policies, but rather to suggest a practical way to build upon them by proactively considering and addressing a particular set of risks associated with transactions in or with conflict-affected areas that are in danger of being underestimated or ignored until after a company finds itself, a subsidiary, or a supplier inadvertently infringing or failing to implement its general policies.

None of the policies and practices outlined in the Board’s Opposition Statement currently include the kind of context-specific, practical guidance that would ensure effective implementation of our Company’s high standards of social responsibility and respect for human rights in situations of conflict, especially occupation. Certain types of violations of human rights and humanitarian law, including those listed in the resolution, are endemic to situations of occupation and have repeatedly proven difficult or impossible for companies (and even States) to address through general policies or standards alone. Experience has shown that effective implementation of corporate policies in this context requires that key actors such as employees and suppliers be made aware in advance that certain business activities are incompatible with general policies, because they can inadvertently contribute or give effect to these types of grave violations.

Given (1) the seriousness of the underlying situations to which companies operating in or in proximity to conflict-affected areas can find themselves unknowingly contributing or giving effect, and (2) the unique vulnerabilities of individuals in these areas, we believe it is prudent for our Company to preemptively take the relatively simple and effective steps necessary to ensure it never finds itself in the predicament of having to address an accidental breach of corporate policy, and possibly even domestic and international law, after it has already occurred. Our Company can thereby ensure that we avoid the potential reputational, legal, and financial consequences of such a breach.

Our Company has already taken such steps with respect to one conflict-affected area, consistent with US policy, to develop specific systems and processes to reduce and eliminate the use in its products of conflict minerals that originate in the Democratic Republic of Congo (DRC) region and finance or benefit armed groups engaged in serious human rights abuses and violations of international humanitarian law. The Company took specific measures to ensure conformity to general human rights policies where the complexities of the situation in this conflict theater might otherwise have made it difficult for employees or business partners to determine how to implement these policies. Other types of conflict-affected areas - especially situations of occupation - are likely to require similarly context-specific approaches to ensure our Company’s and its subsidiaries’ and suppliers’ conformity to general policies.

To avoid uncertainty and potential breaches of Company standards and policy that may arise in relation to other conflict-affected areas, particularly situations of occupation, it is worth considering and clarifying in advance how Merck would expect its employees and business partners to handle particularly challenging situations. For example:

A.	A current supplier or other business partner establishes a facility (e.g., a factory) in a conflict-affected or occupied area.

Ensuring compliance with human rights policies is seldom as simple as refusing to source products from conflict-affected areas, including occupied territories; it is possible for products to be produced in these areas in a manner that does not cause harm to human rights or violate any of the Company’s policies. Vulnerable populations could even be further disadvantaged if they found themselves excluded from business relationships solely on the basis of their residence and employment in a conflict theater. In this type of situation, we believe it is appropriate for our Company to consider several key facts about the facility, including the following:
●	Were any protected persons displaced, or are they likely to be displaced or otherwise harmed by the establishment or operation of the facility?
●	Under what country’s legislation or authority was the facility established, and is that exercise of authority permitted under international humanitarian law?
●
How did the supplier acquire any rights it claims to ownership or use of the property, facility, or any other means of production? Can those rights or that title be recognized or treated as valid in accordance with international humanitarian law?

Based on the answers to these and other questions designed to establish whether the facility’s establishment and operations are consistent with Company policy as applied to specific situations of conflict or occupation, the Company’s decision-makers can chart an appropriate course of action. In the past, companies facing this dilemma have maintained compliance with their human rights policies by successfully requesting that a problematic supplier relocate or cease using certain production facilities, or by ending their relationship with a supplier.

B.	A subsidiary, partner, or supplier sources products produced in an area subject to occupation or effective control by a foreign (non-sovereign) power.

Again, the geographic location of production is not the primary determination in evaluating consistency with Company policy. We believe one key question of fact that our Company would want to  ask with respect to production operations in occupied or foreign-controlled areas is:
●	Does the producer/supplier operate on occupied territory for the benefit of the local population (and not for the primary benefit of the occupying power’s nationals or businesses)?
International norms require that occupying powers and other non-sovereign administrators only administer areas that are under their effective control (but not their sovereignty) for the benefit of the local population, rather than for the benefit of their own nationals or businesses. Under the Fourth Geneva Convention of 1949, Additional Protocol I and the Rome Statute, an occupying power is prohibited from, inter alia, authorizing the creation of its national public bodies and the establishment of its national entities in occupied territory; authorizing the appropriation and destruction of property owned or used by the local population; and vesting its national public bodies, entities, and natural persons with rights and entitlements to use such property. By sourcing from a supplier that operates on occupied territory for the primary benefit of an occupying power’s nationals or businesses, a company contributes to the perception that such improper use will be accepted in the business community as legitimate and helps create an economic incentive to prolong the occupation, violating the major underlying principle of the law of occupation: that occupation should be temporary. Additionally, sourcing from a company established or operating on such an internationally unlawful basis may increase the likelihood, frequency, or severity of additional violations of international humanitarian law in the occupied area, and sets an unfortunate example for other businesses that might be led to believe that the occupying power’s improper exercise of sovereign rights in occupied territory is legitimate or accepted.

C.	A supplier or subsidiary sources minerals or other non-renewable resources extracted in occupied territory for the primary benefit of an occupying power or its nationals.

Similarly, for the protection of persons who live under foreign occupation, under international law (and presumably under Company policy consistent therewith) the benefits of any extraction of natural resources from occupied territory must accrue to the local population, not to the occupying power’s nationals or businesses.

The proposal invites the Executive Committee and other relevant Company bodies and personnel to simply reflect and report, using existing mechanisms if preferred, on whether our Company’s existing policies and procedures adequately address these types of situations. If, upon reflection, additional implementing rules are deemed helpful or necessary, those implementing rules could easily and effectively be put in place before any harm is done to our Company’s interests or to persons on the ground in communities where the Company or its partners may operate.

Considering that we live and do business in an increasingly unstable world, we believe it would be prudent for our Company to take measures now that will enable us all to rest assured that any business conducted in conflict-affected areas meets the high standard of respect for human rights and international humanitarian law that we appreciate and admire as shareholders.

2.
The Company’s internal compliance program for compliance with all applicable trade sanctions, while admirable and adequate for this purpose, is not relevant to the many situations of conflict or occupation to which no trade sanctions are applied.

There are numerous conflict-affected areas across the globe where abuses of human rights and violations of international humanitarian law take place frequently and even systematically; only a few such areas are currently subject to trade sanctions. Under international law, States may elect to pursue active or coercive measures of enforcement such as sanctions, but they are under no obligation to do so. Indeed, in many situations the international community has opted to resolve conflict through negotiations or other non-coercive measures. At a minimum, however, States are required not to recognize or give effect in their own practice or transactions to grave violations of international law. It is worth noting that States’ commitments not to recognize such violations often lead indirectly to consequences under domestic law for companies that recognize or give effect to them. For example, we recently encountered a large retailer that faced penalties under US Customs law for unknowingly importing products from an occupied territory that had been produced on land unlawfully appropriated by the occupying State’s military authorities and that were marked as products of the occupying State.

3.
As a leader on corporate social responsibility and human rights in the pharmaceutical industry and beyond, our Company has a unique opportunity to set industry standards and a positive example, including for companies that may already be unknowingly involved in problematic activities in conflict-affected areas.

Our Company maintains that its “Values and Standards – which outline the company’s responsibilities to customers, employees, suppliers, communities and societies around the world, as well as shareholders – are not only the foundation of the company and all it stands for, but are the basis of its success.” With this in mind, we believe our Company has an unprecedented opportunity to reflect upon and articulate context-specific rules to implement the Company’s standards in any course of dealings involving a conflict situation or grave violation of international law. In doing so, the Company can demonstrate and inspire others to adopt due diligence practices that systematically and carefully consider the effects of each activity undertaken in a conflict-affected area. Articulating this commitment and modelling how that commitment can be successfully operationalized before it arises in the form of a crisis gives our Company the opportunity to set the industry standard for corporate respect for human rights in conflict-affected areas. This can be done within management’s discretion, at little cost, and within the Company’s existing human rights policy and reporting framework, and help bring peace of mind on these concerns to employees, partners, shareholders, and all stakeholders.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote FOR question #7 following the instruction provided on the management’s proxy mailing.

For questions regarding Merck Proposal #7 please contact:

Sam Jones, Heartland Initiative, Inc., (404) 323-7809, sam@heartland-initiative.org